# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: So-Young International Inc., CIK 0001758530
CUSIP: 83356Q108
Title of class of securities: Class A ordinary shares, par value of $0.0005 per share
Address of issuer's principal executive offices: 2/F, East Tower, Poly Plaza, No. 66 Xiangbin Road, Chaoyang District, Beijing, China (F4), 100012
Date of event which requires filing of this statement: 03/31/2025
Filed by CIK 0001799601
Persons authorized to receive notices and communications: Xing Jin, 2/F, East Tower, Poly Plaza, No. 66 Xiangbin Road, Chaoyang District, Beijing, China (F4), 100012, 86 (10) 8790-2012

## Reporting persons
- Xing Jin (CIK 0001799601): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: personal funds (PF); sole voting power 19,263,707.38; shared voting power 0; sole dispositive power 19,263,707.38; shared dispositive power 0; aggregate amount beneficially owned 19,263,707.38 (24.9% of the class)
  Comment: Items 7, 9 and 11: Represents (i) 3,767,692 Class A ordinary shares directly held by Mr. Xing Jin, (ii) 3,496,015.38 Class A ordinary shares (represented by 4,544,820 ADSs), and (iii) 12,000,000 Class B ordinary shares held by Beauty & Health Holdings Limited, a company incorporated in the British Virgin Islands and controlled by Mr. Xing Jin. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to thirty votes per share on all matters submitted to them for vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.
  
  Item 13: The voting power of the shares beneficially owned represents 86.3% of the total outstanding voting power. The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by all of the Issuer's issued and outstanding Class A ordinary shares and Class B ordinary shares as a single class as of February 28, 2025.
- Beauty & Health Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: affiliate funds (AF); sole voting power 15,496,015.38; shared voting power 0; sole dispositive power 15,496,015.38; shared dispositive power 0; aggregate amount beneficially owned 15,496,015.38 (20% of the class)
  Comment: Items 7, 9 and 11: Represents 3,496,015.38 Class A ordinary shares (represented by 4,544,820 ADSs) and 12,000,000 Class B ordinary shares directly held by Beauty & Health Holdings Limited.
  
  Item 13: The voting power of the shares beneficially owned represents 85.4% of the total outstanding voting power. The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by all of the Issuer's issued and outstanding Class A ordinary shares and Class B ordinary shares as a single class as of February 28, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, par value of $0.0005 per share
Name of issuer: So-Young International Inc.
Address of issuer's principal executive offices: 2/F, East Tower, Poly Plaza, No. 66 Xiangbin Road, Chaoyang District, Beijing, China (F4), 100012
Comment:
This statement on Schedule 13D (this "Amendment") constitutes Amendment No. 1 to the Schedule 13D filed with the U.S. Securities and Exchange Commission on January 16, 2024 (the "Original Filing") relates to Class A ordinary shares of So-Young International Inc., a Cayman Islands company (the "Issuer"), whose principal executive offices are located at 2/F, East Tower, Poly Plaza, No. 66 Xiangbin Road, Chaoyang District, Beijing, 100012, People's Republic of China.

The ordinary shares of the Issuer consist of Class A ordinary shares (including Class A ordinary shares represented by ADSs) and Class B ordinary shares, par value $0.0005 each. Each Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

The ADSs of the Issuer are listed on The Nasdaq Stock Market under the symbol "SY."

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Mr. Xing Jin and Beauty & Health Holdings Limited (collectively, the "Reporting Persons," and each, a "Reporting Person") pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act.
Residence or business address:
The principal business address of Mr. Jin is 2/F, East Tower, Poly Plaza, No. 66 Xiangbin Road, Chaoyang District, Beijing, 100012, People's Republic of China.

The registered address of Beauty & Health Holdings Limited is Start Chambers, Wickham's Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.
Present principal occupation or employment:
Mr. Jin is the chairman of the board of directors and the chief executive officer of the Issuer.

The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of Beauty & Health Holdings Limited are set forth on Exhibit B hereto and are incorporated herein by reference.
Criminal convictions in the last five years: During the last five years, neither the Reporting Person nor or (a) any partner, executive officer or director of any Reporting Person, (b) any person controlling any Reporting Person or (c) any partner, executive officer or director of any person ultimately in control of any Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, neither the Reporting Person nor or (a) any partner, executive officer or director of any Reporting Person, (b) any person controlling any Reporting Person or (c) any partner, executive officer or director of any person ultimately in control of any Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Mr. Jin is a citizen of the People's Republic of China.

Beauty & Health Holdings Limited is a company incorporated in the British Virgin Islands. Beauty & Health Holdings Limited is controlled by Xing Jin.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Original Filing is hereby amended and supplemented as follows:

On March 31, 2025, Beauty & Health Holdings Limited purchased a total of 4,544,820 ADSs representing 3,496,015.38 Class A ordinary shares in the open market in accordance with Rule 10b-18 of the Act. The ADSs were purchased at a price of US$ 0.9 per ADS, amounting to an aggregate purchase price of US$ 4,090,338. The source of the funds for all purchases by Beauty & Health Holdings Limited was personal funds of Mr. Xing Jin.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Filing is hereby amended and supplemented as follows:

The information set forth in Item 3 is hereby incorporated by reference in its entirety. The purchase demonstrates Mr. Xing Jin's confidence in the Issuer's long-term prospects and continued value creation.

Except as set forth in this statement, none of the Reporting Persons has any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Each of the Reporting Persons hereto intends to review its shareholding on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Items 7 through 11 and 13 of the cover page of this Schedule 13D are incorporated herein by reference. Such information is based upon an aggregate of 77,456,092 ordinary shares (being the sum of 65,456,092 Class A ordinary shares and 12,000,000 Class B ordinary shares) of the Issuer as of February 28, 2025 as a single class.The percentage of voting power is calculated by dividing the voting power of the Reporting Person by the voting power of all of the Issuer's holders of Class A ordinary shares and Class B ordinary shares as a single class as of February 28, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: Items 7 through 11 and 13 of the cover page of this Schedule 13D are incorporated herein by reference. Such information is based upon an aggregate of 77,456,092 ordinary shares (being the sum of 65,456,092 Class A ordinary shares and 12,000,000 Class B ordinary shares) of the Issuer as of February 28, 2025 as a single class.The percentage of voting power is calculated by dividing the voting power of the Reporting Person by the voting power of all of the Issuer's holders of Class A ordinary shares and Class B ordinary shares as a single class as of February 28, 2025.
Transactions in the class effected during the past sixty days: The information in Item 3 and Item 4 is incorporated herein by reference. Except as disclosed in this Schedule 13D, there have been no transactions by the Reporting Person or the Scheduled Persons in the securities of the Issuer during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: Except as set forth in this Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A and Class B ordinary shares beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 3 is hereby incorporated by reference in its entirety.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or between any of the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
A Joint Filing Agreement, incorporated herein by reference to Exhibit No. A to Mr. Xing Jin's Schedule 13D dated January 16, 2024 (File No. 005-91179).

B Sole Director of Beauty & Health Holdings Limited

## Signatures
- Xing Jin: /s/ Xing Jin, Xing Jin (04/01/2025)
- Beauty & Health Holdings Limited: /s/ Xing Jin, Xing Jin / Director (04/01/2025)